SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

  Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at March 22, 2007

  GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
 Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
Chief Executive Officer and Director

Date: March 22, 2007

Print the name and title of the signing officer under his signature.
  -----------------

1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684-6365 Fax 604 684-8092 Toll Free 1 800 667-2114 www.greatbasingold.com

GREAT BASIN ANNOUNCES DISCOVERY OF MORE HIGH GRADE GOLD AND SILVER
VEINS AT HOLLISTER DEVELOPMENT BLOCK

March 22 2007, Vancouver, BC - Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN; JSE: GB Gold) ("Great Basin Gold" or the "Company") announces further results from underground drilling at the Hollister Development Block ("HDB") Project on the Carlin Trend in Nevada, USA. Drilling has taken place at 100 ft (30 m) spacing to fill in gaps from surface drilling within the Clementine and Gwenivere vein systems.

One hundred percent of the planned 55,000 ft (16,750 m) of underground drilling has been completed. Analytical results for the final holes are being released as they are received. The following results are for 19 holes, shown in the attached Table of Assay Results - Underground Drilling, are mainly from drill holes in and nearby to the Clementine vein system. As indicated in the Table, several new veins have been discovered during the drilling within this system. These veins are being more fully explored in another phase of work that has now been initiated at site. This continued phase of drilling includes plans for an additional 53,000 ft of drilling designed to address gaps in the drilling completed to date as well as targeting new areas. A number of drill holes are designed to test areas where infrastructure might be developed.

Great Basin Gold recently announced that it will purchase Hecla Mining Company's 50% earn-in rights to the HDB. The 55,000 foot drilling program was carried out by Hecla over the past twelve months as part of an earn-in program that would have included a feasibility study and other work directed toward development of the HDB project. Progress has been made toward the completion of the feasibility study and it now expected to be completed by the end of June 2007.

Highlights include:

- Hole HDB-098 intersected 1.5 ft (0.5 m) grading 1.30 oz/t (44.67 g/t) Au and 12.27 oz/t (420.69 g/t) Ag from 211.4-213.7 ft (64.4-65.1 m).
- Hole HDB-107 intersected 4.1 ft (1.2 m) grading 0.39 oz/t (13.37 g/t) Au and 0.19 oz/t (6.5 g/t) Ag from 202.1-206.6 ft (61.6-63.0 m).
- Hole HDB-113 intersected 2.2 ft (0.8 m) grading 9.09 oz/t (311.66 g/t) Au and 29.53 oz/t (1012.5 g/t) Ag from 205.2-207.5 ft (62.5-63.2 m) and 7.5 ft (2.3 m) grading 0.351 oz/t (12.03 g/t) Au and 1.23 oz/t (42.2 g/t) Ag from 300.0 -308.0 ft (91.4-93.0 m).
- Hole HDB-114 intersected 3.5 ft (1.1 m) grading 1.18 oz/t (40.46 g/t) Au and 10.5 oz/t (360.0 g/t) Ag from 223.8-227.5 ft (85.1-86.5 m).
- Hole HDB-121 intersected 2.5 ft (0.8 m) grading 1.05 oz/t (36.0 g/t) Au and 4.24 oz/t (145.37 g/t) Ag from 221.9-224.4 ft (84.4-85.4 m).
- Hole HDB-122 intersected 4.4 ft (1.3 m) grading 0.408 oz/t (14.0 g/t) Au and 2.18 oz/t (74.4 g/t) Ag from 291.2-297.4 ft (88.8-90.6 m).
- Hole HDB-126 intersected 2.8 ft (0.9 m) grading 1.56 oz/t (53.66 g/t) Au and 22.14 oz/t (759.1 g/t) Ag from 276.5-279.3 ft (84.1-85.1 m).

After a delay of several months due to the lack of available drills, the surface drilling program undertaken by GBG has also be initiated this month at Hollister. Twenty-eight drill holes, totaling 48,850 ft (14,890 m) are planned on the Hollister property. Of these, 11 holes, totaling 14,450 ft (4,400 m) are planned to test five targets within the HDB and 17 holes, totaling 31,400 ft (9,570 m) are planned in four target areas outside the HDB area.

Gernot Wober, P.Geo., a qualified person and Exploration Manager of Great Basin Gold, is monitoring the program on behalf of Great Basin and has reviewed this news release.

Great Basin Gold has two advanced stage gold projects in two of the world's best gold environments: the Hollister property on the Carlin Trend of Nevada, USA, and the Burnstone Gold Project in the Witwatersrand Goldfield of South Africa . For more information on Great Basin and its projects, please visit the Company's website at www.greatbasingold.com or call Investor Services at 604-684-6365 or within North America at 1-800-667-2114.

Ferdi Dippenaar
President and CEO

Samples collected from the Hollister Development Block Project are stored in Hecla's secure facility until picked up by Inspectorate America Corporation (Inspectorate) of Sparks, Nevada. Vein samples are analyzed by either metallic screen or standard fire assay procedures. For metallic screen analyses, vein sample preparation consists of drying and jaw-crushing the entire sample to 90% passing 10-mesh, taking a 500 g sub-sample using a rotary splitter, and then pulverizing the 500 g sub-sample to 90% passing 150-mesh using a large capacity ring and puck pulverizer. Gold and silver determinations are by metallic screen analysis, with two 1 assay-ton (30 g) fire assays completed on the fine fraction; the coarse fraction is fire assayed in its entirety. For standard fire assay, vein sample preparation consists of drying and jaw-crushing the entire sample to 90% passing 10-mesh, taking a 300 g sub-sample using a Jones splitter, and then pulverizing the 300 g sub-sample to 90% passing 150-mesh using a large capacity ring and puck pulverizer. A 30 g charge is fire assayed. All metal determinations are by gravimetric finish. Vein samples analyzed by standard fire assay will be re-assayed using metallic screen procedures. Laboratory Quality Assurance/Quality Control (QA/QC) is monitored using coarse reject blanks and assay standards submitted by Hecla, duplicate fire assays, and Inspectorate's internal standards and blanks. Coarse blanks (barren rhyolite or landscape marble) and assay standards are inserted by Hecla into the sample sequence as blind samples prior to submitting the samples to the laboratory. Inspectorate also inserts assay standards and blanks into the sample stream. QA/QC results are within acceptable limits.

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, delay in the completion of the feasibility study, continuity of mineralization, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

HOLLISTER DEVELOPMENT BLOCK UNDERGROUND DRILLING ASSAY RESULTS

Drill Hole ID	Vein	From	To	Drilled Thickness (ft)	Est. True Width (ft)	Au (opt)	Ag (opt)
HDB-097	Clementine	69.4	70.3	0.9	0.8	0.054	0.78
		130.5	131.3	0.8	0.5	0.496	0.95
		217.5	219.2	1.7	1.3	0.013	0.62
HDB-098	Clementine	61.3	62.5	1.2	1.2	0.285	3.02
		120.5	121.6	1.1	0.7	0.118	0.12
		211.4	213.7	2.3	1.5	1.304	12.27
		264.9	272.7	7.8	5.0	0.003	0.01
HDB-104	Clementine	246.5	248.0	1.5	1.1	0.077	2.99
		248.0	255.7	7.7	5.7	0.019	1.10
		255.7	259.3	3.6	2.8	0.187	1.68
HDB-106		191.0	191.5	0.5	0.5	0.005	0.01
		303.0	308.0	5.0	4.3	0.020	0.40
HDB-107		109.5	110.6	1.1	0.8	0.435	0.33
		202.1	206.6	4.5	4.1	0.393	0.19
		298.0	299.3	1.3	1.3	0.388	1.02
HDB-108		63.0	68.4	5.4	4.1	0.008	0.11
		107.4	108.0	0.6	0.5	0.644	1.86
		112.4	113.0	0.6	0.5	1.312	4.16
		226.2	229.5	3.3	3.2	0.102	1.83
HDB-109		240.5	241.3	0.8	0.7	0.061	0.19
		263.7	264.8	1.1	1.0	1.475	0.76
		264.8	275.0	10.2	8.4	0.143	0.15
		361.7	363.0	1.3	1.2	0.117	0.52
HDB-110		280.3	281.3	1.0	0.8	0.996	0.31
		320.8	321.6	0.8	0.7	0.280	0.15
HDB-111		233.5	234.8	1.3	1.2	0.285	6.07
		186.2	187.8	1.6	1.5	pending	pending
HDB-112		75.8	76.6	0.8	0.7	0.297	pending
		87.5	88.5	1.0	0.7	0.013	0.16
		222.5	223.2	0.7	0.6	1.366	2.84
		229.3	230.3	1.0	1.0	0.880	3.46
		260.8	261.8	1.0	0.6	0.023	0.19
		327.6	328.8	1.2	0.8	0.330	pending
HDB-113		133.9	134.9	1.0	0.9	0.370	0.60
		205.2	207.5	2.3	2.2	9.088	29.53
		267.0	267.4	0.4	0.4	0.051	0.99
		300.0	308.0	8.0	7.5	0.351	1.23
HDB-114		63.0	63.8	0.8	0.7	0.518	0.67
		223.8	227.5	3.7	3.5	1.180	10.50
		285.3	286.5	1.2	1.2	0.200	2.39

Drill Hole ID	Vein	From	To	Drilled Thickness (ft)	Est. True Width (ft)	Au (opt)	Ag (opt)
HDB-116		320.0	322.0	2.0	1.3	0.289	6.63
HDB-121		98.0	98.3	0.3	0.3	0.102	1.12
		221.9	224.4	2.5	2.5	1.050	4.24
HDB-122	Clementine	291.2	297.4	6.2	4.4	0.408	2.35
		291.2	292.0	0.8	0.6	1.803	0.34
		292.0	293.3	1.3	0.9	0.011	0.07
		293.3	294.4	1.1	0.8	0.030	3.52
		294.4	295.4	1.0	0.7	0.002	0.04
		295.4	297.4	2.0	1.4	0.520	5.16
HDB-124		12.8	14.0	1.2	1.2	0.282	0.62
		55.9	57.9	2.0	1.0	0.152	0.51
		57.9	59.0	1.1	1.1	0.591	0.89
		67.4	68.5	1.1	1.1	0.296	0.89
		189.2	190.2	1.0	1.0	0.235	0.06
		211.7	212.9	1.2	1.0	0.107	0.26
		230.5	231.9	1.4	1.3	1.117	26.55
HDB-126		276.5	279.3	2.8	2.8	1.565	22.14
HDB-130		217.4	219.1	1.7	1.5	0.803	2.180
		329.2	332.0	2.8	2.1	0.230	0.716
		417.7	420.0	2.3	1.6	0.223	0.930
		422.7	422.9	0.2	0.2	0.278	0.627